

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2020

Eric Tanzberger
Senior Vice President, Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, TX 77019

      **Re:  Service Corporation International**
            **Form 10-K for the Fiscal Year Ended December 31, 2018**
            **File No. 001-06402**

Dear Mr. Tanzberger:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services